UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549

                     SCHEDULE 13D

		     Amendment 2

      Under the Securities Exchange Act of 1934

Knight-Ridder, Inc.

(Name of Issuer)

Common Stock, par value $0.02 1/12 per share

(Title of Class of Securities)

499040103

(CUSIP Number)

Mr. Chad Atkins
Private Capital Management, L.P.
8889 Pelican Bay Blvd. Suite 500
Naples, FL  34108
(239) 254-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2006

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
     Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]


 CUSIP No. 499040103


           1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

	      Private Capital Management, L.P. (I.R.S. Number 59-3654603) Mr. Bruce S. Sherman
              Mr. Gregg J. Powers



           2. Check the Appropriate Box if a Member of a Group

              (a)

              (b)

           3. SEC Use Only

           4. Source of Funds (See Instructions)
		  OO

           5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

           6. Citizenship or Place of Organization

              Private Capital Management, L.P.  	Delaware
              Mr. Bruce S. Sherman			USA
              Mr. Gregg J. Powers			USA

           7. Sole Voting Power

              Private Capital Management, L.P.  	0
              Mr. Bruce S. Sherman			0
              Mr. Gregg J. Powers			0


	   8. Shared Voting Power (Estimated as of 2/15/2006)

              Private Capital Management, L.P.  	8,750,000
	      Mr. Bruce S. Sherman			8,750,000
              Mr. Gregg J. Powers			8,750,000


 	   9. Sole Dispositive Power

              Private Capital Management, L.P.  	0
              Mr. Bruce S. Sherman			0
              Mr. Gregg J. Powers			0


          10. Shared Dispositive Power

              Private Capital Management, L.P.  	12,153,658
              Mr. Bruce S. Sherman			12,153,658
              Mr. Gregg J. Powers			12,153,658


          11. Aggregate Amount Beneficially Owned by Each Reporting Person

              Private Capital Management, L.P.  	12,153,658
              Mr. Bruce S. Sherman			12,153,658
              Mr. Gregg J. Powers			12,153,658


          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares


          13. Percent of Class Represented by Amount in Row (11)

              Private Capital Management, L.P.  	18.0%
              Mr. Bruce S. Sherman			18.0%
              Mr. Gregg J. Powers			18.0%


          14. Type of Reporting Person (See Instructions)

              Private Capital Management, L.P.  	IA
              Mr. Bruce S. Sherman			IN
              Mr. Gregg J. Powers			IN






Item 3.  Source and Amount of Funds or Other Consideration.

PCM (currently maintains investment discretion over) has acquired
12,153,658 shares of Common Stock at an aggregate purchase price of $796,381,476.99 on behalf of its clients. Funds for these purchases were derived from PCM clients.



Item 5. Interest in Securities of the Issuer.

The purpose of this Amendment 2 is to reflect that, since the date of the filing of Amendment 1 to this Schedule 13D, the number of shares of the Common Stock under the control of the Reporting Persons has been reduced by 610,297 shares, amounting to approximately 1% of Knight Ridder's outstanding shares as of October 20, 2005. None of this reduction is the result of discretionary transactions by the Reporting Persons. All transactions by the Reporting Persons involving shares of the Common Stock since the filing date of Amendment 1 have been client directed, including transactions to raise cash in client accounts, tax loss sales, or instructions removing the Reporting Persons' investment discretion over shares of the Common Stock.


(a)					Number of 	Percentage
	Reporting Person		Shares		of Shares

Private Capital Management, L.P.  	12,153,658  	(%)18.0
Mr. Bruce S. Sherman			12,153,658	(%)18.0
Mr. Gregg J. Powers			12,153,658	(%)18.0

As Chairman of PCM, Mr. Sherman may be deemed to be a beneficial owner of shares of the Common Stock held in PCM client accounts. As President of PCM, Mr. Powers may also be deemed to be a beneficial owner of shares of the Common Stock held in PCM client accounts. While Mr. Sherman, Mr. Powers and PCM may be deemed to be beneficial owners of shares of the Common Stock held in PCM client accounts, the filing of this Schedule 13D shall not be construed as an admission that such persons are the beneficial owners of any such securities. PCM, Mr. Sherman and Mr. Powers each disclaims ownership of the shares of the Common Stock held in the accounts of PCM clients.


(b)	PCM currently exercises voting 	authority over shares
	of Common Stock held in the accounts of PCM clients that have delegated proxy voting authority to PCM. Such voting authority may be withdrawn by PCM clients at any time.

	Sole power to vote or direct the vote:

	Private Capital Management, L.P.  	0
	Mr. Bruce S. Sherman			0
	Mr. Gregg J. Powers			0

	Shared power to vote or direct the vote:

	Private Capital Management, L.P.  	8,750,000
	Mr. Bruce S. Sherman			8,750,000
	Mr. Gregg J. Powers			8,750,000

	(Estimated as of 2/15/2006)


	Sole power to dispose or to direct the disposition:

	Private Capital Management, L.P.  	0
	Mr. Bruce S. Sherman			0
	Mr. Gregg J. Powers			0

	Shared power to dispose or direct the disposition:

	Private Capital Management, L.P.  	12,153,658
	Mr. Bruce S. Sherman			12,153,658
	Mr. Gregg J. Powers			12,153,658

(c)	The following table sets forth the Reporting Persons' transactions
	in the shares of the Common Stock during the last 60 days:

	Private Capital Management, L.P.

	All transactions listed in the schedule below were client directed and PCM did not exercise any investment discretion.


			Number of 	Average		Transaction
	Date		Shares Price    Per Share	Effected


	12/19/05	5700		63.80		Open Market Sale
	12/20/05	8300		63.19		Open Market Sale
	12/21/05	8200		62.95		Open Market Sale
	12/22/05	13200		62.74		Open Market Sale
	12/23/05	4800		63.09		Open Market Sale
	12/27/05	9200		63.08		Open Market Sale
	12/28/05	7400		63.05		Open Market Sale
	12/29/05	5900		63.35		Open Market Sale
	12/30/05	3600		63.38		Open Market Sale
	 1/03/06	25763		63.87		Open Market Sale
	 1/04/06	1700		64.47		Open Market Sale
	 1/05/06	1900		64.17		Open Market Sale
	 1/06/06	7500		64.10		Open Market Sale
	 1/09/06	5000		64.44		Open Market Sale
	 1/10/06	3100		63.92		Open Market Sale
	 1/12/06	1800		64.21		Open Market Sale
	 1/13/06	9100		64.08		Open Market Sale
	 1/17/06	3900		63.66		Open Market Sale
	 1/18/06	6200		64.01		Open Market Sale
	 1/19/06	4650		63.61		Open Market Sale
	 1/20/06	8600		63.91		Open Market Sale
	 1/23/06	1100		64.08		Open Market Sale
	 1/24/06	3400		64.11		Open Market Sale
	 1/25/06	4100		64.18		Open Market Sale
	 1/26/06	2000		64.03		Open Market Sale
	 1/27/06	1000		63.61		Open Market Sale
         1/30/06	5800		63.34		Open Market Sale
         1/31/06	10300		62.86		Open Market Sale
	 2/01/06	3200		61.98		Open Market Sale
	 2/02/06	4400		61.69		Open Market Sale
	 2/03/06	9800		61.49		Open Market Sale
	 2/06/06	6600		61.03		Open Market Sale
	 2/07/06	5900		61.30		Open Market Sale
	 2/08/06	2150		62.86		Open Market Sale
	 2/09/06	8100		63.35		Open Market Sale
	 2/10/06	7500		63.45		Open Market Sale
	 2/13/06	500		62.68		Open Market Sale
	 2/14/06	7000		62.58		Open Market Sale
	 2/15/06	4100		62.53		Open Market Sale


	The table above does not reflect reductions in PCM's control over KRI shares resulting from client instructions to remove PCM's investment discretion over the security.


	Mr. Bruce S. Sherman

	No Transactions


	Mr. Gregg J. Powers

	No Transactions


(d)	PCM, an investment advisor registered under the Investment
Advisors Act of 1940, pursuant to investment advisory contracts with its clients has shared dispositive power over the shares of the Common
Stock in the PCM investment advisory accounts of clients. The individual clients, none of whom individually owns beneficially more than 5% of the total class of such securities, have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of the shares of the Common Stock.


(e)  Not applicable




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2006


PRIVATE CAPITAL MANAGEMENT, L.P.

By: /s/Bruce S. Sherman
Bruce S. Sherman, CEO

/s/Bruce S. Sherman
Bruce S. Sherman, CEO

/s/Gregg J. Powers
Gregg J. Powers, President